aMB



SI N

17018509

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

AUG 3 0 2017

Washington DC 408

SEC FILE NUMBER
8-20957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2016 (MM/DD/YY) AND ENDING June 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Bay Street Apt #4 San Francisco, CA

(No. and Street)

94123

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen McInerney 415 261 4100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – *if individual, state last, first, middle name*)

225 S. Sixth Street, Suite 2300 Minneapolis MN 55402

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ronald J. Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOAN C. HENDRICKS
Notary Public, State of Michigan
County of Washtenaw
My Commission Expires Feb. 5, 2020
Acting in the County of Washtenaw

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRAMBO CORPORATION
San Francisco, California

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Years Ended June 30, 2017 and 2016

KRAMBO CORPORATION
San Francisco, California

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Years Ended June 30, 2017 and 2016

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Krambo Corporation as of June 30, 2017 and 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Krambo Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on page 10 has been subjected to audit procedures performed in conjunction with the audit of Krambo Corporation's financial statements. The supplemental information is the responsibility of Krambo Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 29, 2017

STATEMENTS OF FINANCIAL CONDITION

ASSETS	2017	2016
	$	$
Cash and cash equivalents	72,336	31,672
Fees receivable	2,400	3,200
Prepaid expenses	4,741	2,254
Lease deposit	3,712	3,712
Office furniture and equipment, net	23,122	20,661
TOTAL ASSETS	$ 106,311	$ 61,499

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
	$	$
Accounts payable and accrued expenses	3,343	3,069
Deferred revenue	7,083	5,433
Total Liabilities	10,426	8,502
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share		
5,000 shares authorized		
2,663 shares issued and outstanding	2,663	2,663
Additional paid-in capital	427,253	427,253
Accumulated deficit	(334,031)	(376,919)
Total Stockholders' Equity	95,885	52,997
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 106,311	$ 61,499

STATEMENT OF OPERATIONS	2017	2016
	$	$
REVENUES	683,495	469,119
EXPENSES		
Salaries and payroll taxes	449,885	364,117
Professional services	65,804	49,304
Rent and occupancy	56,337	55,911
Technology, data and communication	18,794	19,175
Travel and entertainment	18,405	20,573
Depreciation	7,732	5,856
Stationary and supplies	7,309	5,054
Regulatory fees	6,243	6,709
Insurance	2,404	2,438
Postage and delivery	2,282	4,507
Conferences and continuing education	2,278	3,233
Licenses	1,520	600
Other taxes	800	800
Miscellaneous	549	396
Loss on disposal of assets	205	-
Subscriptions and memberships	77	444
Total Expenses	640,624	539,117
OTHER INCOME (EXPENSE)		
Interest income	17	6
Net Other Income (Expense)	17	6
	$	$
NET INCOME (LOSS)	42,888	(69,992)

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCES, June 30, 2015	$ 2,663	$ 427,253	$ (256,327)	$ 173,589
Distributions	-	-	(50,600)	(50,600)
2016 net loss	-	-	(69,992)	(69,992)
BALANCES, June 30, 2016	2,663	427,253	(376,919)	52,997
2017 net income	-	-	42,888	42,888
BALANCES, June 30, 2017	$ 2,663	$ 427,253	$ (334,031)	$ 95,885

STATEMENT OF CASH FLOWS	2017		2016	
CASH FLOWS FROM OPERATING ACTIVITIES				
	$		$	
Net income (loss)	42,888		(69,992	)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:				
Depreciation	7,732		5,856	
Loss on disposal of assets	205		-	
Changes in operating assets and liabilities:				
Fees receivable	800		700	
Prepaid expenses	(2,487	)	2,464	
Accounts payable and accrued expenses	274		1,505	
Deferred revenue	1,650		(4,938	)
Net cash Flows from Operating Activities	51,062		(64,405	)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of office furniture and equipment	(10,398	)	(6,524	)
Net Cash Flows from Investing Activities	(10,398	)	(6,524	)
CASH FLOWS FROM FINANCING ACTIVITIES				
Distributions to stockholders	-		(50,600	)
Net Cash Flows from Financing Activities	-		(50,600	)
Net Change in Cash and Cash Equivalents	40,664		(121,529	)
CASH AND CASH EQUIVALENTS - Beginning of Year	31,672		153,201	
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 72,336		$ 31,672	

NOTE 1 – Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

The Company recognizes financing fee revenue over the period that aligns with the work performed on the particular commitment. The Company also records consulting revenues as services are provided.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. The balances, at times, may exceed federally insured limits.

Fees Receivable

Fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of June 30, 2017 and 2016.

Office Furniture and Equipment, Net

Office furniture and equipment are stated at cost. Major expenditures for office furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of five years.

Deferred Revenue

The Company receives non-refundable fees in advance which are recognized over the period that aligns with the work performed. The unrecognized portion is deferred until earned.

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

NOTE 1 – Summary of Significant Accounting Policies (cont.)

The Company applies Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, "Accounting for Uncertainty in Income Taxes." The measurement and disclosure principles of this standard normally does not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional federal income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the stockholders rather than the Company itself. However, there are certain exceptions where the Company could bear the burden of an uncertain federal income tax position.

The tax effects from an uncertain state income tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a state income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For state income tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant state income tax authority.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Reclassification

For comparability, certain 2016 amounts have been reclassified to conform with classifications adopted in 2017. The reclassifications have no effect on stockholders' equity or net income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – Summary of Significant Accounting Policies (cont.)

Recently Issued Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

During February 2016, the FASB issued ASU No. 2016-02, "Leases." ASU No. 2016-02 was issued to increase transparency and comparability among organizations by recognizing all lease transactions (with terms in excess of 12 months) on the balance sheet as a lease liability and a right-of-use asset (as defined). ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with earlier application permitted. Upon adoption, the lessee will apply the new standard retrospectively to all periods presented or retrospectively using a cumulative effect adjustment in the year of adoption. The Company is currently assessing the effect that ASU No. 2016-02 will have on its results of operations, financial condition and cash flows.

NOTE 2 - Office Furniture and Equipment, Net

The major categories of office furniture and equipment as of June 30 are summarized as follows:

	2017		2016	
Office equipment and furnishings	$ 19,705		$ 9,307	
Computer equipment	22,950		27,401	
Total office furniture and equipment	42,655		36,708	
Less: accumulated depreciation	(19,533	)	(16,047	)
Office furniture and equipment, net	$ 23,122		$ 20,661	

Depreciation expense for the years ended June 30, 2017 and 2016 was $7,732 and $5,856.

NOTE 3 - Leases

In February 2013 the Company entered into an operating lease for an office in Ann Arbor, Michigan. The initial term of the lease was from February 2013 through January 2016. The Company exercised its option to renew the lease through January 31, 2019 and has an additional option to extend the lease through January 31, 2022.

NOTE 3 – Leases (cont.)

Minimum annual rents under this lease for years ending June 30 are as follows:

2018	$	50,675
2019		30,275
TOTAL	$	80,950

Rent expense under this lease was $49,229 for both of the years ended June 30, 2017 and 2016.

NOTE 4 - Concentrations

Four customers accounted for approximately 18%, 12%, 11% and 11% of total revenues for the year ended June 30, 2017 and three customers accounted for approximately 19%, 14%, and 12% of total revenues for the year ended June 30, 2016.

Accounts receivable consisted of two customers as of June 30, 2017 and 2016.

NOTE 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2017 and 2016, the Company had net capital of $61,910 and $22,537 which was $56,910 and $17,537 in excess of its required net capital of $5,000. The Company's net capital ratio was .17 to 1 and .4 to 1 as of June 30, 2017 and 2016.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2017 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events through August 29, 2017, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2017.

SUPPLEMENTAL INFORMATION

SUPPLEMENTAL INFORMATION

THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2017

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 95,885
Deductions and/or charges:	
Non-allowable assets:	
Fees receivable	2,400
Prepaid expenses	4,741
Lease deposit	3,712
Furniture and equipment, net	23,122
Total non-allowable assets	33,975
Net capital	$ 61,910
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statements of financial condition	$ 10,426
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 5,000
Excess net capital	$ 56,910
Net capital less 120% of minimum requirement	$ 55,910
Ratio: Aggregate indebtedness to net capital	.17 to 1

BAKER TILLY

Board of Directors and Management
Krambo Corporation
1355 Bay Street
Apt #4
San Francisco, California 94123-2246

We have substantially completed our audit of the financial statements of Krambo Corporation (the "Company") as of June 30, 2017 and for the year then ended, in accordance with standards of the Public Company Accounting Oversight Board (United States). In planning and performing our audit, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We noted the following deficiencies that we believe to be material weaknesses:

- A material adjusting entry was recorded relating to revenue recognition of non-refundable fees. If the Company does not properly defer revenues for non-refundable fees, it could lead to the financial statements being materially misstated.
- There were instances where physical invoice numbers did not agree to the designated general ledger number, or where duplicate invoice numbers were assigned. Without proper controls over invoicing, it is possible the Company may not be able to detect or prevent an error or misstatement from occurring.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiency that we believe to be a significant deficiency:

- There is a lack of segregation of duties in the accounting department. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the Company may not be able to successfully prevent an error or misstatement from occurring.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 29, 2017

KRAMBO CORPORATION

San Francisco, California

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2017

KRAMBO CORPORATION

TABLE OF CONTENTS

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Krambo Corporation
San Francisco, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Krambo Corporation identified the following provision of 17 C.F.R. § 15c3-3(k) under which Krambo Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Krambo Corporation stated that Krambo Corporation met the identified exemption provisions throughout the year ended June 30, 2017, without exception. Krambo Corporation management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Krambo Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 29, 2017

KRAMBO CORPORATION

THE PRESIDIO OF SAN FRANCISCO

MAIL CALL BOX 29310

SAN FRANCISCO, CA 94129-0310

+1-415-281-4100

FAX +1-415-921-0706

August 1, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Krambo Corporation claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(i) for the period from July 1, 2016 through June 30, 2017 because Krambo Corporation does not carry any margin accounts, does not receive or hold customer funds or hold or safe-keep securities, and does not owe money or securities to its customers.

Paragraph (k) (2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". Krambo Corporation has met the identified exemption provisions above throughout this period without exception.

I, Ronald Gruber, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sincerely,



Ronald J. Gruber
President